File No. 70-9733
                (Withdrawal of Merger Application)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                             FORM U-1

                     APPLICATION / DECLARATION
                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

                      Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

                 Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

                   _____________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

       CORRECTION OF FILING OF WITHDRAWAL OF U-1 APPLICATION

     By this filing Allegheny corrects the filing made Friday, August 11, 2000, which was incorrectly filed to 70-9733.


                   WITHDRAWAL OF U-1 APPLICATION
             IN RE THE PROPOSED DQE / ALLEGHENY MERGER

     In   1997,   Applicants  Allegheny  Energy,  Inc.  (formerly,
Allegheny Power System, Inc.) ("Allegheny"), 10435 Downsville Pike, Hagerstown, Maryland 21740, a registered holding company, and DQE, Inc., a holding company exempt under section 3(a)(1) by rule 2 from all provisions of the Act except section 9(a)(2) filed an application-declaration under the Act in connection with a proposed merger. The proposed merger has been terminated by DQE and that termination has been upheld. Accordingly, by this filing, Allegheny respectfully withdraws the merger application.

                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                  ALLEGHENY ENERGY, INC.

                                  /s/ THOMAS K. HENDERSON, Esq.

                                  Thomas K. Henderson, Esq.


                                  ALLEGHENY ENERGY SERVICE CORPORATION

                                  /s/ THOMAS K. HENDERSON, Esq.

                                   Thomas K. Henderson, Esq.



Dated:  August 18, 2000